DAVID R. EARHART

469.320.6041

DEARHART@GRAYREED.COM

June 27, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:                                         H. Roger Schwall, Assistant Director

Re:                             Cubic Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 6, 2014

File No. 333-193298

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated June 19, 2014 relating to the referenced filings.  Our responses are set forth below the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1

General

Comment 1:  You disclose in your Current Report on Form 8-K filed March 28, 2014 that you hired Mr. Pinsonnault as your new Chief Financial Officer.  However, we note that he has not signed your registration statement nor any periodic reports filed pursuant to the Exchange Act of 1934.  Please advise.  Refer to the Instructions as to Signatures in Form S-1.  In addition, please file or incorporate by reference your employment agreement with Mr. Pinsonnault as an exhibit to your registration statement.  See Item 601(b)(10) of Regulation S-K.

During a transition period following hiring Mr. Pinsonnault, the role of principal financial officer and principal accounting officer continues to be filled by Larry G. Badgley, the Company’s Vice President of Finance and Compliance.  The Company’s employment agreement with Mr. Pinsonnault has been incorporated by reference as an exhibit to the registration statement.

Comment 2:  We note your disclosure at page 33 that you are authorized to issue one class of up to 400,000,000 common shares.  Please file your Certificate of Amendment to the Amended and Restated Certificate of Formation as an exhibit to your registration statement.  See Item 601(b)(3)(i).

The Certificate of Amendment has been filed as an exhibit to the registration statement.

Comment 3:  Currently, your registration statement includes a pro forma balance sheet as of September 30, 2013 and pro forma interim statement of operations for the three months then ended.  As requested in prior comment number one from our letter dated May 28, 2014, please update the pro forma interim statement of operations to include results through the most recent date for which a balance sheet is required.  Separately, please note that, to the extent the transactions are already reflected in your historical balance sheet, a pro forma balance sheet is not required.  See note 2 to Rule 8-01 and Rule 11-02(c)(2)(i) of Regulation S-X.

The referenced disclosure has been revised as requested.

Notes to Financial Statements

Note J — Oil and Gas Reserves Information (Unaudited), p. F-29

Proved Reserves, page F-30

Comment 4:  We acknowledge your revisions in response to our prior comment 3 in the letter dated May 28, 2014 relating to providing the changes in the total net quantities of your proved reserves by product type represented by the sum of your proved developed and proved undeveloped reserves.  However, we note that you present the changes in the net quantities of your natural gas liquids in terms of gallons (“Gals”) rather than in term of barrels.  Please revise your disclosure to present the changes relating to your natural gas liquids in barrels to be consistent with the disclosure of the net quantities of your proved developed and proved undeveloped reserves presented on page F-31 of Amendment No. 3 to Form S-1 and to comply with the presentation requirements for liquid reserves under FASB ASC paragraph 932-235-50-9.  Please make similar revisions to correct the disclosure in the Notes to Financial Statements in Form 10-K for the Fiscal Year ended June 30, 2013.

The referenced disclosure has been revised as requested.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:                    Jennifer Gallagher (Staff)

Brad Skinner (Staff)

John Hodgin (Staff)

Karina V. Dorin (Staff)

Laura Nicholson (Staff)

Jon S. Ross (Company)

Scott M. Pinsonnault (Company)